

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX ANNOUNCES TRANSFER OF LISTING FROM NYSE MKT TO THE NEW YORK STOCK EXCHANGE

CALGARY, ALBERTA (October 1, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that it will transfer the listing of its common shares from NYSE MKT to the New York Stock Exchange ("NYSE"). Bellatrix expects its common shares to begin trading on the NYSE on Monday, October 6, 2014, under its current ticker symbol "BXE". The Company's common shares will continue to trade on the NYSE MKT until the transfer is complete. The Company's common shares will also continue to be listed for trading on the Toronto Stock Exchange, which listing will continue unaffected by the transfer to the NYSE.

"As Bellatrix Exploration Ltd. transitions to our NYSE platform, we look forward to a continued partnership with the Company and its shareholders," said Scott Cutler, Executive Vice President, Head of Global Listings, NYSE. "This is a great example of a growth oriented company that can leverage NYSE's advanced and innovative market model."

Bellatrix originally listed its common shares on the NYSE MKT on September 20, 2012, and believes that the transfer of its U.S. listing to the NYSE evidences the Company's strong growth over the past two years.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the NYSE MKT under the symbol BXE.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President and COO (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com